Exhibit 99.1

TopWin Prepares to Enter Digital Assets Market with Sora Ventures, Driving Bitcoin Treasury Across Asia’s Booming Web3 Market

Hong Kong, May 16, 2025 (GLOBE NEWSWIRE) -- Top Win International Limited (the “Company” or “TopWin”) is excited to announce its strategic expansion into the digital assets sector, rebranding its corporate name to “AsiaStrategy” after requisite approvals have been obtained, and further adopting a robust digital assets treasury strategy to capitalize on the rapidly growing Web3 ecosystem. Blockchain and Web3 technologies are poised to be the next major technological revolution, reshaping industries with decentralized, transparent, and secure systems. Digital assets, including cryptocurrencies and tokenized assets, are emerging as a critical asset class, offering unparalleled opportunities for value creation, especially for institutions moving forward. Asia, home to over half the world’s population and a dynamic economic powerhouse, is becoming the epicenter of this transformation. With its tech-savvy markets and evolving regulatory frameworks, Asia’s digital assets sector is set to become a massive, high-growth market.

In conjunction with the continued development of its existing luxury watch business, TopWin will expand its focus into digital asset-related ventures and investments, aiming to unlock the untapped potential across Asian markets. To lead this strategic effort, TopWin International is preparing to partner with Sora Ventures, a well-known Web3 fund that has been in the industry since 2018 and has been known as a bitcoin-heavy Asian fund. TopWin intends to leverage Sora’s resources and track record for creating Bitcoin Treasury across Asia’s capital market. TopWin will focus on digital assets-related businesses and investments, with a particular emphasis on Asia’s untapped potential. By managing its treasury in digital assets, TopWin aims to hedge against inflation while positioning itself to benefit from the explosive growth of Web3 technologies. This bold move aligns with the company’s vision to become a leader in the digital economy, leveraging Asia’s dynamic and tech-savvy market.

Sora Ventures has invested in more than 30 bitcoin-focused companies around the world, and partnered with Metaplanet (TYO:3350) in Q1 2024 to create Japan’s first MicroStrategy peer. Sora Ventures is continuing to launch Hong Kong’s first MicroStrategy peer, partnering with UTXO Management and collectively acquiring a controlling ownership in HK Asia Holdings Ltd (HKG: 1723). The firm recently launched a $150M Fund dedicated to investing in Asia’s MicroStrategy with goals of investing in 10 public companies by the end of 2025.

Founder and Managing Partner of Sora Ventures, Jason Fang will be joining the Company as a board member, and together with Tony Ngai, will be leading the Company as Co-CEO.

Fang brings a wealth of experience to TopWin, having established himself as a pioneer in the blockchain industry. Starting his career at Fenbushi Capital in 2016, where he managed U.S. investments, Fang founded Sora Ventures in 2018. Sora Ventures has been an early investor in transformative sectors such as DeFi, GameFi, SocialFi, and NFTs, and more recently shifted its focus to DeSci and the Bitcoin ecosystem. Having navigated three bull and bear market cycles, Fang’s proven track record and disciplined risk management skills make him an ideal partner to guide TopWin’s transformation.

The name change of Top Win International Limited to AsiaStrategy is subject to shareholder approval and registration in the Cayman Islands.

About TopWin

Top Win International Limited (NASDAQ: TOPW) is a premier Hong Kong-based company specializing in the trading, distribution, and retail of luxury watches from renowned international brands. Operating through its subsidiary, Top Win International Trading Limited, TOPW serves a global B2B network of distributors, independent dealers, and retail sellers. Headquartered in Wan Chai, Hong Kong, and incorporated in 2001, Top Win International Trading Limited strives to deliver excellence in the luxury timepiece market. Commencing in May 2025, TOPW will venture into the Web3 ecosystem and make digital assets an additional focus of its future business direction.

 About Sora Ventures

Founded in 2018 by Jason Fang, Sora Ventures is a leading Asia-based venture capital firm specializing in blockchain and digital assets. With over 100 portfolio companies spanning DeFi, GameFi, Bitcoin, and DeSci ecosystems, Sora Ventures is at the forefront of Web3 innovation. Recently, Sora Ventures has shifted focus to transforming Asia-listed companies to adopt Bitcoin treasury management, achieving notable successes in Japan and Hong Kong.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. federal securities laws. These statements include, but are not limited to, the Company’s plans to enter the digital asset market, the proposed partnership with Sora Ventures, and related business transformations. Forward-looking statements are subject to risks and uncertainties that could cause actual outcomes to differ materially from those expressed herein. Such risks include, but are not limited to, uncertainties related to market conditions, regulatory developments, the completion of the contemplated transactions, and other factors described in the “Risk Factors” section of the Company’s filings with the SEC. The Company undertakes no obligation to update any forward-looking statements, except as required by applicable law.

Media Contact

TopWin Corporate Communications

Email: press@topwin.com

Phone: +852 2815 7988